Exhibit 99.3

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

OF

PRIMECH HOLDINGS LTD.

Incorporated on the 29th day of December 2020

(Adopted by Special Resolution passed on [___] October 2025)

i

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES
CONSTITUTION OF PRIMECH HOLDINGS LTD. (Adopted by Special Resolution passed on 2025)

INTERPRETATION

1. In this Constitution (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.		Interpretation
“Act”	The Companies Act 1967 of Singapore.
“Class B Preference Shares”	Non-redeemable convertible non-cumulative preference shares in the capital of the Company, the rights of which are set out in Article 8A of this Constitution.
“enhanced voting process”	A voting process in a general meeting of the Company where votes are cast on the basis that one Class B Preference Share is limited to one vote.
“in writing”

Written or produced by any substitute for writing or partly one and partly another and shall include (except where otherwise expressly specified in this Constitution or the context otherwise requires, and subject to any limitations, conditions or restrictions contained in the Statutes) any representation or reproduction of words, symbols or other information which may be displayed in a visible form, whether in a physical document or in an electronic communication or form or otherwise howsoever.

“month”	Calendar month.
“Office”	The registered office of the Company for the time being.
“Ordinary Shares”	Ordinary shares in the capital of the Company.
“paid”	Paid or credited as paid.
“registered address” or “address”	In relation to any member, his physical address for the service or delivery of notices or documents personally or by post, except where otherwise expressly provided in this Constitution.

	“Seal”	The Common Seal of the Company.
	“Statutes”	The Act and every other act for the time being in force concerning companies and affecting the Company.
	“Stock Exchange”	Any stock exchange upon which shares in the Company may be listed.
	“shares”	Shares in the capital of the Company, including both Ordinary Shares and Class B Preference Shares.
	“this Constitution”	This Constitution as from time to time altered.
The expressions “current address”, “electronic communication”, “Special Resolution” and “treasury shares” shall have the meanings ascribed to them respectively in the Act.

References in this Constitution to “holders” of shares or a class of shares shall, include the persons having an interest in the shares or class of shares through the Depository Trust Company or its nominee (where applicable), and except where otherwise expressly provided in this Constitution, exclude the Company in relation to shares held by it as treasury shares, and “holding” and “held” shall be construed accordingly.

References in this Constitution to “member” shall, include persons holding an interest in the shares or class of shares in the Company through the Depository Trust Company or its nominee (where applicable), and where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary of the Company and where two or more persons are appointed to act as Secretaries, or where one or more Assistant or Deputy Secretaries are appointed, shall include any one of those persons.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine gender shall include the feminine gender. Words denoting persons shall include corporations.
Any reference in this Constitution to any enactment is a reference to that enactment as for the time being amended or re-enacted.
Except as aforesaid, any word or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in this Constitution.
A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of this Constitution.
The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of this Constitution.
NAME
2.	The name of the Company is Primech Holdings Ltd.		Name

REGISTERED OFFICE
3.	The Office of the Company will be situated in Singapore.		Office
CAPACITY AND POWERS
4.	Subject to the provisions of the Act and any other written law and this Constitution, the Company has:		Capacity and powers
(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and
(b) for these purposes, full rights, powers and privileges.
LIABILITY OF MEMBERS
5.	The liability of the members is limited.		Liability of members
ISSUE OF SHARES
6.	(A)	The Company has power to issue different classes of shares, including shares which confer special, limited or conditional voting rights, or which do not confer voting rights.	Issue of different classes of shares
(B)

Notwithstanding anything in article 6(A), the Company shall not undertake any issuance of shares that confer special, limited or conditional voting rights, or that confer no voting rights, unless it is approved by the members of the Company by Special Resolution.

Special Resolution required for issuance of shares with special voting rights etc.
7.	(A)

Subject to the Statutes and this Constitution, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and the listing rules of the Stock Exchange, and without prejudice to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and at such time as the Company in General Meeting may approve and for such consideration (if any) and subject or not to the payment of any part of the amount (if any) thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges, conditions or such restrictions, whether with regard to dividend, voting, return of capital or otherwise, or which do not confer voting rights, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors and Provided always that:

Issue of shares
(a)

(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of article 11(A) with such adaptions as are necessary shall apply; and

(b) the rights attaching to shares of a class other than Ordinary Shares shall be expressed in the resolution creating the same.
	(B)	The Company may issue shares for which no consideration is payable to the Company.	Issue of shares for no consideration

(C)

Subject to the Statutes and this Constitution, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:

		(a)	(i)	issue shares whether by way of rights, bonus or otherwise; and/or
(ii)

make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b)

(notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force, provided that in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the listing rules of the securities exchange upon which shares in the Company are listed for the time being in force (unless such compliance is waived by the securities exchange upon which shares in the Company are listed) and this Constitution; and (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

8.	The rights attached to shares issued upon special conditions shall be clearly defined in this Constitution.				Special rights
8A.	(A)

Subject to applicable laws, the Company may issue Class B Preference Shares at such issue price as the Directors may determine, which shall carry the following rights, benefits and privileges and be subject to the following restrictions:-

Specific rights attaching to Class B Preference Shares
		(a)	holders of Class B Preference Shares shall have the same rights as holders of Ordinary Shares as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company;
(b)

holders of Class B Preference Shares are entitled to 10 votes per Class B Preference Share on all matters submitted to a vote of the members, whether at a meeting or by written consent, and holders of Class B Preference Shares shall at all times (other than in respect of separate General Meetings of the holders of a class or series of shares held in accordance with Article 9 below), vote together as one class with the holders of Ordinary Shares on all matters submitted to a vote for the members’ consent, except as otherwise required by law;

(c)

holders of Class B Preference Shares shall have the same rights, preferences, privileges and restrictions as holders of Ordinary Shares with respect to repayment of capital, participation in surplus assets and profits, dividends, and priority of payment of capital and dividend in relation to other shares, in each case on a pari passu basis with the existing Ordinary Shares, in accordance with this Constitution;

(d)	each Class B Preference Share will be automatically and immediately converted into an Ordinary Share on a one-for-one basis in the event that:
(i) the Class B Preference Share is sold or transferred to any person;
(ii)

if the holder of the Class B Preference Share is a director or officer of the Company and said person ceases service as a director or officer of the Company (whether through death, incapacity, retirement, resignation or otherwise); or

(iii)

if the aggregate number of Class B Preference Shares in issue exceeds 10% of the issued Ordinary Shares for any reason whatsoever (including but not limited to the Company undertaking a share buyback), such number of Class B Preference Shares which exceed 10% of the Ordinary Shares shall be converted into Ordinary Shares, unless otherwise specifically approved by shareholders through the enhanced voting process.

The prospective transferor of the Class B Preference Share and the prospective transferee of the Class B Preference Share, and their respective associates, must abstain from voting on the resolution in the enhanced voting process. For the purposes of Article 8A(A)(d), references to any sale or transfer of Class B Preference Shares include any sale or transfer of interest (including beneficial interest or voting right) thereto, and whether or not for value. For the avoidance of doubt, (i) a sale or transfer, shall only be effective upon the Company’s registration of such sale or transfer; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Preference Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale or transfer unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Preference Shares, in which case all the related Class B Preference Shares shall be automatically converted into the same number of Ordinary Shares upon the Company’s registration of the third party or its designee as a Member holding that number of Ordinary Shares.

(B)

The provisions of this Constitution relating to General Meetings, notice of and proceedings at General Meetings (such as the entitlement to attend and speak thereat) and votes of Members shall (subject to and except to the extent inconsistent with this Article 8A) apply mutatis mutandis to votes of the holders of Class B Preference Shares at any general meeting or the class meeting of the holders of the Class B Preference Shares, as the case may be.

(C)

Subject to applicable laws, two holders of Class B Preference Shares shall constitute the quorum at a meeting of the holders of Class B Preference Shares (unless there is only one person holding Class B Preference Shares entitled to vote at such General Meeting in which case the quorum shall be one).

8B.	The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.
VARIATION OF RIGHTS
9.

If at any time the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, the special rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of this Constitution relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy or by attorney or other duly authorised representative one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney or other duly authorised representative may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that:

Variation of rights
(a)

where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting; or

(b)

where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney or other duly authorised representative may demand a poll.

The foregoing provisions of this article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

10.

The special rights attached to any class of shares having preferential rights shall unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the issue of further shares ranking equally therewith.

Issue of further shares with special rights

ALTERATION OF SHARE CAPITAL
11.	(A)

Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall, before issue, be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the number of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this article 11(A).

Offer of new shares to members
(B)

Except so far as otherwise provided by the conditions of issue or by this Constitution, all new shares shall be subject to the provisions of the Statutes and of this Constitution with reference to allotments, payment of calls, liens, transfers, transmissions, forfeiture and otherwise.

New shares subject to the Statutes and this Constitution
12.	(A)	The Company may by Special Resolution:		Power to consolidate, subdivide and redenominate shares
		(a)	consolidate and divide all or any of its shares;
(b)

subdivide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes and this Constitution), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to new shares;

		(c)	subject to the provisions of this Constitution and the Statutes, convert its share capital or any class of shares from one currency to another currency; and
(d)

cancel the number of shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person or which have been forfeited, and diminish the amount of its share capital by the number of the shares so cancelled.

(B)

The Company may by Special Resolution, subject to and in accordance with the Statutes, convert one class of shares into another class of shares, except where conversion of Class B Preference Shares to Ordinary Shares is required under Article 8A(A)(d). In such cases, conversion shall occur in accordance with the conditions specified therein.

Power to convert shares

13.	(A)	The Company may by Special Resolution reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.	Power to reduce capital
(B)

The Company may, subject to and in accordance with the Act, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to this Constitution, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

Power to repurchase shares
(C)

The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

Treasury shares
SHARES
14.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by this Constitution or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder thereof.

Absolute owner of shares
15.

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights, as the Company may from time to time by Ordinary Resolution or, if required by the Statutes, by Special Resolution determine (or, in the absence of any such determination, but subject to the Statutes, as the Directors may determine) and subject to the provisions of the Statutes, the Company may issue preference shares which are, or at the option of the Company are, liable to be redeemed.

Rights and privileges of new shares
16.

Subject to the provisions of this Constitution and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Power of Directors to issue shares
17.

The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Power to pay commission and brokerage

18.

If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this article shall not affect the liability of any allottee who may have agreed to pay the same.

Payment of instalments
SHARE CERTIFICATES
19.

Every share certificate shall be issued in accordance with the requirements of the Act and be under the Seal or signed in the manner set out in the Act. No certificate shall be issued representing shares of more than one class.

Share certificates
20.

In the case of a share registered jointly in the names of several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate for such share to any one of the registered joint holders shall be sufficient delivery to all such holders.

Issue of certificate to joint holders
21.

Every person whose name is entered as a member in the Register of Members shall be entitled to receive, in accordance with the Act, a certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of sub-dividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay a maximum fee of S$2 for each new certificate or such other fee as the Directors may from time to time determine.

Entitlement to certificate
22.

Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, the Company shall issue a new certificate in lieu thereof on such evidence being produced and a letter of indemnity (if required) being given by the member, transferee, person entitled or purchaser, as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of a fee not exceeding S$2 as the Directors may from time to time require. In the case of destruction, loss or theft, a member or person entitled to whom such new certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Replacement share certificates
22A.	The shares of the Company in each class shall rank pari passu.	Pari passu ranking of shares
CALLS ON SHARES
23.

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Calls on shares
24.

Each member shall (subject to receiving at least 14 days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls, instalments and interest due in respect thereof. A call may be revoked or postponed as the Directors may determine.

Notice of calls

25.

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 10 per cent. per annum) as the Directors may determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Interest on unpaid calls
26.

Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of this Constitution be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

When calls made and payable
27.	The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.	Power of Directors to differentiate
28.

The Directors may if they think fit receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate not exceeding (unless the Company in General Meeting shall otherwise direct) eight per cent. per annum as the member paying such sum and the Directors may agree.

Payment of calls in advance
FORFEITURE AND LIEN
29.

If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Notice requiring payment of calls
30.

The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

Notice to state place and time of payment
31.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

Forfeiture on non-compliance with notice
32.

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer or effect the transfer of a forfeited or surrendered share to any such other person as aforesaid.

Sale of forfeited shares

33.

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at eight per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or waive payment in whole or in part.

Rights and liabilities of members whose shares have been forfeited
34.

The Company shall have a first and paramount lien on every share
(not being a fully paid share) and dividends from time to time declared or payable in respect of such shares. Such lien shall be restricted to unpaid calls and instalments (together with any interest and expenses thereon) upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

Company to have paramount lien
35.

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

Sale of shares subject to lien
36.

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser.

Application of sale proceeds
37.

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Title to forfeited or surrendered shares
RESTRICTION ON TRANSFER OF SHARES
38.

Subject to the Act and the restrictions set out in this Constitution, any member may transfer all or any of his shares, but every transfer must be in writing and in the usual or common form, or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed both by the transferor and by the transferee, and by the witness or witnesses thereto. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.

Form and execution of transfer

39.

All instruments of transfer which are registered shall be retained by the Company but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same.

Retention of transfers
40.	No share shall in any circumstances be transferred to any infant or bankrupt or person who is mentally disordered and incapable of managing himself or his affairs.			Infant, bankrupt or mentally disordered
41.

The Register of Members may be closed at such times and for such period as the Directors may from time to time determine. Provided always that such Register shall not be closed for more than 30 days in any calendar year.

Closure of Register of Members
42.	(A)

Subject to the provisions of this Constitution, there shall be no restriction on the transfer of fully paid up shares. The Directors may, in their sole discretion, refuse to register an instrument of transfer of shares in respect of any share on which the Company has a lien or to a person of whom they do not approve but shall in such event:

Directors’ power to refuse to register a transfer
		(a)	within 30 days after the date on which the transfer was lodged with the Company, send to the transferor and to the transferee notice of the refusal; and
(b)

within 30 days beginning with the day on which the application for a transfer of shares was made to the Company for a person to be registered as a member in respect of shares which have been transferred or transmitted to him by act of parties or operation of law, serve on the applicant a notice in writing stating the facts which are considered to justify refusal in the exercise of that discretion.

	(B)	The Directors may, in their sole discretion, refuse to register any transfer of shares unless:		When Directors may refuse to register a transfer
		(a)	such fee not exceeding S$2 or such other sum as the Directors may from time to time require under the provisions of this Constitution, is paid to the Company in respect thereof; and
(b)

the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

43.	The Company may provide a book to be called “Register of Transfers” which shall be kept under the control of the Directors, and in which shall be entered the particulars of every transfer of shares.			Register of Transfers
43A.	Subject to the Act and this Constitution, all transactions (including share transfers) shall comply with the listing rules of the Stock Exchange.			Compliance with applicable listing rules.
TRANSMISSION OF SHARES
44.

In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Survivor or legal personal representatives of deceased member

45.

Subject to compliance with Article 8A(A)(d), any person becoming entitled to a share in consequence of the death or bankruptcy of a member may (subject as hereinafter provided) upon producing such evidence as the Directors may reasonably require to show his legal title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of his desire or transfer such share to some other person. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of this Constitution relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

Transmission of shares
46.

Except as otherwise provided by or in accordance with this Constitution, a person becoming entitled to a share pursuant to article 44 or article 45 shall (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise) as if he were the member in respect of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in the Register of Members in respect of the share.

Rights of person on transmission of shares
47.

There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2 as the Directors may from time to time require or prescribe.

Fee for registration of probate etc.
GENERAL MEETINGS
48.	(A)

Except as otherwise permitted under the Act, an Annual General Meeting shall be held in accordance with the provisions of the Act. All General Meetings (other than the Annual General Meeting) shall be called Extraordinary General Meetings.

Annual General Meeting and Extraordinary General Meeting
	(B)	The time and place of any General Meeting shall be determined by the Directors.	Time and place
49.

The Directors may whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists, as provided by the Act. The Directors must, on the requisition of holders of Ordinary Shares holding at the date of the deposit of the requisition not less than 10% of the total voting rights on a one-share-one-vote basis of all holders of Ordinary Shares having at that date a right to vote at general meetings, immediately proceed duly to convene an extraordinary general meeting of the Company to be held as soon as practicable but in any case not later than 2 months after the receipt by the Company of the requisition. If at any time there are not sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

Calling Extraordinary General Meeting

NOTICE OF GENERAL MEETINGS
50.

Subject to the Statutes, any General Meeting at which it is proposed to pass a Special Resolution shall be called by 21 days’ notice in writing at the least. An Annual General Meeting and any other Extraordinary General Meeting shall be called by 14 days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than those who are not under the provisions of this Constitution entitled to receive such notices from the Company, Provided always that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

Notice of General Meeting
		(a)	in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and
(b)

in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent of the total voting rights of all the members having a right to vote at that meeting,

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting.
51.	(A)

Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company. Where the Company has one or more classes of shares that confer special, limited or conditional voting rights, or that confer no voting rights, the notice shall also specify the special, limited or conditional voting rights, or the absence of voting rights, in respect of each such class of shares.

Contents of notice for General Meeting
	(B)	In the case of an Annual General Meeting, the notice shall also specify the meeting as such.		Contents of notice for Annual General Meeting
(C)

In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

Notice of General Meeting for special business and Special Resolutions
52.	Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:			Routine business
		(a)	declaring a dividend;
		(b)	receiving and adopting the financial statements, the Directors’ statement, the Auditor’s report and other documents required to be attached to the financial statements;
		(c)	appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;
		(d)	appointing or re-appointing the Auditor;

	(e)	fixing the remuneration of the Auditor or determining the manner in which such remuneration is to be fixed; and
	(f)	fixing the remuneration of the Directors proposed to be paid in respect of their office as such under article 78 and/or article 79.
PROCEEDINGS AT GENERAL MEETINGS
53.

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Except as herein otherwise provided, two members present in person shall form a quorum save that:

Quorum
(a)

in the event of a corporation being beneficially entitled to the whole of the issued shares of the Company, one person representing such corporation shall be a quorum and shall be deemed to constitute a meeting and, if applicable, the provisions of Section 179 of the Act shall apply; and

(b)

in the event the Company has only one member, the Company may pass a resolution by that member recording the resolution and signing the record in accordance with the provisions of Section 184G of the Act.

For the purpose of this article, “member” includes a person attending by proxy or by attorney or other duly authorised representative.

Provided always that (i) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (ii) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

54.

If within 30 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or to such other day, and at such other time and place as the Directors may determine. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the meeting shall be dissolved. No notice of any such adjournment as aforesaid shall be required to be given to the members.

If quorum not present, adjournment or dissolution of meeting
55.

Subject to the provisions of the Act, the members may participate in a General Meeting by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the General Meeting are able to hear and be heard by all other members without the need for a member to be in the physical presence of another member(s) and participation in the General Meeting in this manner shall be deemed to constitute presence in person at such meeting. The members participating in any such General Meeting shall be counted in the quorum for such General Meeting and subject to there being a requisite quorum under this Constitution, all resolutions agreed by the members in such General Meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the members duly convened and held. A General Meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the members attending the General Meeting, provided that at least one of the members present at the General Meeting was at that place for the duration of the General Meeting.

General Meeting via conference telephone, video conference telephone or similar communications equipment

56.	(A)	Subject to any additional requirements as may be imposed by the Act or this Constitution, all resolutions of the members shall be adopted by a simple majority vote of the members present and voting.	Voting
(B)

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Amendment of resolutions
57.	Subject to the provisions of the Act:		Resolutions in writing
(a)

a Special Resolution may be passed by written means if the resolution indicates that it is a Special Resolution and if it has been formally agreed on any date by one or more members who on that date represent at least 75 per cent. of the total voting rights of all members who on that date would have the right to vote on that resolution at a General Meeting of the Company; and

(b)

an Ordinary Resolution is passed by written means if the resolution does not indicate that it is a Special Resolution and if it has been formally agreed on any date by one or more members who on that date represent a majority of the total voting rights of all members who on that date would have the right to vote on that resolution at a General Meeting of the Company.

A Special or Ordinary Resolution passed by written means may consist of several documents in the like form each signed by one or more of the members who have the right to vote on that resolution at a General Meeting of the Company. The expressions “by written means” and “signed” include approval by any such member by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. For the purpose of this article, “member” includes a person signing by proxy or by attorney or as representing a corporation which is a member.

58.

The Chairman of the Board of Directors, failing whom the Deputy Chairman, if any, shall preside as chairman at every General Meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither is present within 10 minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall choose one of their number, or if no Director is present or if all the Directors present decline to take the chair, the members present shall choose one of their number, to be chairman of the meeting.

Chairman of General Meeting
59.

The chairman of any General Meeting at which a quorum is present may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more or sine die, notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Except as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Business at adjourned meeting

60.	At any General Meeting a resolution put to the vote of the meeting shall be decided on a poll.	Method of voting
61.

A poll shall be taken in such manner (including the use of ballot or voting papers) as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. The chairman of the meeting may, or if so directed by the meeting shall, appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Taking a poll
62.

A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately.

Timing for taking a poll
63.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

Casting vote of chairman
VOTES OF MEMBERS
64.

Subject and without prejudice to any special rights or restrictions as to voting for the time being attached to any class or classes of shares for the time being forming part of the capital of the Company and to article 13(C), each member entitled to vote may vote in person or by proxy or by attorney or other duly authorised representative and shall be entitled to exercise the voting power conferred upon such member by the shares held by them. Subject to Article 8A, every member who is present in person or by proxy, or by attorney or other duly authorised representative shall on a poll, have one vote for each share (other than holders of Class B Preference Shares, who shall have ten votes for each such share) which he holds or represents.

How members may vote
65.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy or by attorney or other duly authorised representative, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

Voting rights of joint holders
66.

Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy or by attorney or other duly authorised representative at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Voting in the event of mental disorder
67.

No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at any General Meeting either personally or by proxy or by attorney or other duly authorised representative, or to exercise any other right conferred by membership in relation to meetings of the Company, unless all calls or other sums presently payable by him to the Company in respect of such shares have been paid.

Entitlement of members to vote
68.

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

When objection to admissibility of votes may be made

69.

On a poll, votes may be given either personally or by proxy or by attorney or other duly authorised representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes on a poll
70.	(A)

Except as otherwise provided in the Act, a member may appoint more than two proxies to attend, speak and vote at the same General Meeting. Where such member appoints more than one proxy, the proportion of the shareholding to be represented by each proxy shall be specified in the instrument of proxy.

Appointment of proxies
(B)

The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

Notes and instructions
	(C)	A proxy need not be a member of the Company.			Proxy need not be a member
71.	(A)	The instrument appointing a proxy shall be in writing and:			Execution of proxies
		(a)	in the case of an individual, shall be:
			(i)	signed by the appointor or his attorney if the instrument is delivered personally or sent by post; or
			(ii)	authorised by that individual through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication; and
		(b)	in the case of a corporation, shall be:
			(i)	either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation, if the instrument is delivered personally or sent by post; or
			(ii)	authorised by that corporation, through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication.

The Directors may, for the purposes of articles 71(A)(a)(ii) and 71(A)(b)(ii), designate procedures for authenticating any such instrument, and any such instrument not so authenticated by the use of such procedures shall be deemed not to have been received by the Company.

(B)

The signature on, or authorisation of, such instrument need not be witnessed. Where an instrument appointing a proxy is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to article 72(A), failing which the instrument may be treated as invalid.

Witness and authority

	(C)	The Directors may, in their absolute discretion:	Directors may approve method and manner, and designate procedure, for electronic communications
(a) approve the method and manner for an instrument appointing a proxy to be authorised; and
(b) designate the procedure for authenticating an instrument appointing a proxy,

as contemplated in articles 71(A)(a)(ii) and 71(A)(b)(ii) for application to such members or class of members as they may determine. Where the Directors do not so approve and designate in relation to a member (whether of a class or otherwise), article 71(A)(a)(i) and/or (as the case may be) article 71(A)(b)(i) shall apply.

	(D)	The instrument appointing a proxy shall be in the following form with such variations, if any, as circumstances may require or in any other form which the Directors may approve:	Form of proxies
[Name of company]

I/We*, [name(s)], of [address(es)], being a member/members* of the above-named Company, appoint [name] of [address], or failing him/her*, [name] of [address], as my/our* proxy to vote for me/us* on my/our* behalf at the [Annual or Extraordinary, as the case may be] General Meeting of the Company, to be held on [date], and at any adjournment of the meeting.

Signed on [date].

*Delete whichever is not applicable.”

72.	(A)	The instrument appointing a proxy or the power of attorney or other authority, if any:
(a)

if sent personally or by post, shall be deposited at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting or adjourned meeting (or, if no place is so specified, at the Office); or

(b)

if submitted by electronic communication, shall be received through such means as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting or adjourned meeting, and in either case, not less than 72 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default the instrument of proxy shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided always that an instrument of proxy or the power of attorney or other authority, if any, relating to more than one meeting (including any adjournment thereof) having once been so delivered in accordance with this article 72 for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

Deposit of proxies

(B)

The Directors may, in their absolute discretion, and in relation to such members or class of members as they may determine, specify the means through which instruments appointing a proxy may be submitted by electronic communications, as contemplated in article 72(A)(b). Where the Directors do not so specify in relation to a member (whether of a class or otherwise), article 72(A)(a) shall apply.

Directors may specify means for electronic communications
73.	An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.	Rights of proxies
74.

A vote given in accordance with the terms of an instrument of proxy (which for the purposes of this Constitution shall also include a power of attorney) shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy, or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy was given. Provided that no intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office (or such other place as may be specified for the deposit of instruments appointing proxies) before the commencement of the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the proxy is used.

Intervening death or mental disorder
CORPORATIONS ACTING BY REPRESENTATIVES
75.

In accordance with the provisions of Section 179 of the Act, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall, in accordance with his authority and until his authority is revoked by the corporation, be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of this Constitution (but subject to the Act) be deemed to be personally present at any such meeting if the person so authorised is present thereat.

Corporations acting by representatives
DIRECTORS
76.	Subject to the other provisions of Section 145 of the Act, there shall be at least one Director who is ordinarily resident in Singapore.	Number of Directors
77.

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

No share qualification for Directors
78.

Subject to the provisions of Section 169 of the Act, the remuneration of the Directors shall from time to time be determined by an Ordinary Resolution of the Company, and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

Remuneration of Directors
79.

Subject to the provisions of Section 169 of the Act, any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

Remuneration for work outside scope of ordinary duties

80.

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Reimbursement of expenses
81.	(A)

Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from transacting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such transaction or arrangement or any transaction or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so transacting or being so interested be liable to account to the Company for any profit realised by any such transaction or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established.

Power of Directors to hold office of profit and to transact with Company
(B)

A Director may be or become a director of or hold any office or place of profit (other than as Auditor) or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and unless otherwise agreed shall not be accountable for any fees, remuneration or other benefits received by him as a director or officer of or by virtue of his interest in such other company.

Holding of office in other companies
(C)

The Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such Director may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company’s shares in another company
CHIEF EXECUTIVE OFFICERS
82.

The Directors may from time to time appoint one or more of their body to be Chief Executive Officer or Chief Executive Officers (or other equivalent position) of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.

Appointment of Chief Executive Officer
83.

A Chief Executive Officer (or person holding an equivalent position) who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Retirement, resignation and removal of Chief Executive Officer
84.

Subject to Section 169 of the Act, where applicable, the remuneration of a Chief Executive Officer (or person holding an equivalent position) shall from time to time be fixed by the Directors and may subject to this Constitution be by way of salary or commission or participation in profits or by any or all these modes.

Remuneration of Chief Executive Officer

85.

The Directors may from time to time entrust to and confer upon a Chief Executive Officer (or person holding an equivalent position) for the time being such of the powers exercisable under this Constitution by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Powers of Chief Executive Officer
VACATION OF OFFICE OF DIRECTORS
86.	The office of a Director shall be vacated in any of the following events, namely:		When office of Director to be vacated
	(a)	if he becomes prohibited from being a Director by reason of any order made under the Act; or
	(b)	if he ceases to be a Director by virtue of any of the provisions of the Act or this Constitution; or
(c)

if he shall become disqualified from being a Director by virtue of his disqualification or removal or the revocation of his appointment as a director, as the case may be, under the provisions of the Act and any other written law in Singapore; or

	(d)	subject to the provisions of Section 145 of the Act, if he resigns by writing under his hand left at the Office; or
	(e)	if he shall have a bankruptcy order made against him or if he shall make any arrangement or composition with his creditors generally; or
(f)

if he becomes mentally disordered and incapable of managing himself or his affairs or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

	(g)	if he is removed by the Company in General Meeting pursuant to this Constitution.
APPOINTMENT AND REMOVAL OF DIRECTORS
87.

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of this Constitution or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment, the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Removal of Directors

88.

Every Director shall, subject to the Statutes, retire from office once every three Years and for this purpose, at each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.

Rotation
89.

The Directors to retire in every Year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Term of Directors
90.

The Company at the meeting at which a Director retires under any provision of this Constitution may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

Filling vacated office
	(a)	where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or
	(b)	where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected; or
	(c)	where such Director is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds; or
	(d)	where the default is due to the moving of a resolution in contravention of the next following article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

91.

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution passed in contravention of this article shall be void.

Appointment of two or more persons as Directors
92.

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time to do so, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Power to fill casual vacancies and appoint additional Directors

ALTERNATE DIRECTORS
93.	(A)

Any Director may at any time by writing under his hand and deposited at the Office or by telefax sent to the Secretary appoint any person to be his Alternate Director and may in like manner at any time terminate such appointment. Any appointment or removal by telefax shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile.

Appointment of Alternate Directors
(B)

A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at meetings of the Directors to one vote for every Director whom he represents in addition to his own vote if he is a Director.

Voting and capacity
(C)

The appointment of an Alternate Director shall ipso facto determine on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also ipso facto determine if his appointor ceases for any reason to be a Director.

Determination of appointment of Alternate Directors
(D)

An Alternate Director shall be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally, if his appointor is absent from Singapore or is otherwise unable to act as such Director, to perform all functions of his appointor as a Director (except the power to appoint an Alternate Director) and to sign any resolution in accordance with the provisions of article 100.

Powers of Alternate Directors
(E)

An Alternate Director shall not be taken into account in reckoning the minimum number of Directors allowed for the time being under this Constitution but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote. Provided that in the event the Company has more than one Director, he shall not constitute a quorum under article 95 if he is the only person present at the meeting notwithstanding that he may be an Alternate to more than one Director.

Quorum
(F)

An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be indemnified to the same extent mutatis mutandis as if he were a Director.

Alternate Directors may contract with Company
(G)

An Alternate Director shall be entitled to be repaid expenses and receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but save as aforesaid he shall not in respect of such appointment be entitled to receive any remuneration from the Company.

Remuneration of Alternate Directors
	(H)	An Alternate Director shall not be required to hold any share qualification.	No share qualification
MEETINGS AND PROCEEDINGS OF DIRECTORS
94.	(A)	Subject to the provisions of this Constitution, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit.	Meetings of Directors
At any time, any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors.

It shall be necessary to give notice of such meeting to all Directors. Notice of a meeting of Directors shall be given to each of the Directors in writing at least two days prior to the day of the meeting. The period of notice shall be exclusive of the day on which it is served or deemed to be served and the day on which the meeting is to be held. Any Director may waive notice of any meeting and any such waiver may be retroactive and for this purpose, the presence of a Director at the meeting shall be deemed to constitute a waiver on his part.

(B)

Directors may participate in a meeting of the Directors by means of a conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall be deemed to constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum in accordance with this Constitution, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, Provided always that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Participation by conference telephone, video conference telephone or similar communications equipment
(C)

In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

Director participating in conference meeting to be made known
95.

In the event the Company has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. Notwithstanding the foregoing, in the event the Company has only one Director, that Director shall form the quorum and may pass a resolution by recording the resolution and signing the record. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Quorum
96.	Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote.			Votes
96A.	(A)

The chairperson of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for:

		(a)	proper and orderly debate or discussion, including limiting the time that a person present may speak on each motion or other item of business before the meeting; and
		(b)	the proper and orderly casting or recording of votes at the general meeting, including the appointment of scrutineers.

	(B)	The chairperson of a general meeting may at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:
(a)

terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; or

(b) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue.
	(C)	A decision by a chairperson under paragraph (A) or (B) is final.
97.

Every Director shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests of the Directors in transactions or proposed transactions with the Company or of any office held or property possessed by a Director which might create duties or interests in conflict with his duties or interests as a Director. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any personal material interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Directors to observe Section 156 of the Act and not to vote on transactions or proposed transactions in which they have an interest
98.

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with this Constitution, any member may summon a General Meeting for the purpose of appointing Directors.

Proceedings in case of vacancies
99.

The Directors may elect from their number a Chairman and if desired a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman will perform the duties of the Chairman during the Chairman’s absence for any reason. The Chairman and in his absence the Deputy Chairman shall preside as Chairman at meetings of the Directors but if no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

Chairman and Deputy Chairman
100.

A resolution in writing signed by a majority of the Directors and being not less than are sufficient to form a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions “in writing” and “signed” include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Resolutions in writing
101.

The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

Power to appoint committees

102.

The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of this Constitution regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding article.

Meetings and proceedings of committees
103.

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Validity of acts of Directors in committees in spite of some formal defect
BORROWING POWERS
104.

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Directors’ borrowing powers
GENERAL POWERS AND DUTIES OF DIRECTORS
105.

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by this Constitution required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking or property unless such proposals have been approved by the Company in General Meeting in accordance with the provisions of the Act. The general powers given by this article shall not be limited or restricted by any special authority or power given to the Directors by any other article.

General powers of Directors to manage Company’s business
106.

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Directors may establish local boards or agencies
107.

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions
(not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Directors may appoint attorneys

108.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

Cheques, etc.
109.

The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Statutes cause to be kept a Branch Register or Registers of Members and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

Registers
110.	(A)	The Directors shall cause minutes to be made of all of the following matters in books to be provided for the purpose:		Minutes
		(a)	of all appointments of officers made by the Directors;
		(b)	of the names of the Directors present at each meeting of Directors and of any committee of Directors;
		(c)	of all resolutions and proceedings at all meetings of the Company and of any class of members, of the Directors and of committees of Directors; and
		(d)	in the event the Company has only:
(i) one Director, of all duly signed records of resolutions passed, and all declarations made, by that Director; and
(ii) one member, of all duly signed records of resolutions passed by that member.
	(B)	The minutes referred to in article 110(A) must be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.
SECRETARY
111.

The Secretary shall in accordance with the provisions of the Act be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as Secretaries. The Directors may also appoint from time to time on such terms as they may think fit, one or more Assistant or Deputy Secretaries. The appointment and duties of the Secretary, Assistant Secretaries or Deputy Secretaries shall not conflict with the provisions of the Act and in particular Section 171 of the Act.

Secretary
THE SEAL
112.

Where the Company has a Seal, the Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors in that behalf.

Seal

113.

Every instrument to which the Seal is affixed shall be signed autographically by a Director and the Secretary or a second Director or some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature or other method approved by the Directors.

Affixing Seal
114.	(A)

Where the Company has a Seal, the Company may exercise the powers conferred by the Statutes with regard to having an official seal for use in any place outside Singapore as referred to in Section 41(7) of the Act which shall be a facsimile of the Seal with the addition on its face of the name of the place where it is to be used and the person affixing such official seal shall, in writing under his hand, certify on the instrument to which it is affixed the date on which and the place at which it is affixed.

Official seal
(B)

Where the Company has a Seal, the Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words “Share Seal”.

Share Seal
AUTHENTICATION OF DOCUMENTS
115.

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents, accounts and financial statements relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents, accounts or financial statements are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this article may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Power to authenticate documents
RESERVES
116.

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

Reserves

DIVIDENDS
117.	The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.		Declaration of dividends
118.

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Fixed and Interim dividends
119.	Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:		Apportionment of dividends
(a)

all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)

all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this article, an amount paid or credited as paid on a share in advance of a call is to be ignored.
120.	(A)	No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.	Dividends payable out of profits
	(B)	No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.	No interest on dividends
121.

The Directors may deduct from any dividend payable to any member all sums of money, if any, presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

Deduction from dividends
122.	(A)

The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on shares subject to lien
(B)

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Retention of dividends pending transmission
123.

The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable shall be forfeited and shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.

Unclaimed dividends or other moneys

124.

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Payment of dividend in specie
125.

Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members of a member or person entitled thereto (or, if two or more persons are registered in the Register of Members as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person at such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

Dividends payable by cheque or warrant
126.

If two or more persons are registered in the Register of Members as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Payment of dividends to joint holders
BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES
127.	(A)	The Directors may, with the sanction of an Ordinary Resolution of the Company (but subject to article 6(B)):	Power to issue free bonus shares and/or to capitalise reserves
(a)

issue bonus shares for which no consideration is payable to the Company, to the persons registered as holders of shares in the Register of Members at the close of business on the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of shares; and/or

(b)

capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members at the close of business on the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(B)

The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power of Directors to give effect to bonus issues and capitalisations
FINANCIAL STATEMENTS
128.

Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit. No member of the Company (other than a Director, the holding company or the parent company, as the case may be, of the Company) or other person shall have any right of inspecting any account or book or document or other recording of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors or by an Ordinary Resolution of the Company.

Accounting records
129.

Unless the Company is exempted under the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary, in accordance with the provisions of the Act.

Presentation of financial statements
130.

Subject to the provisions of the Act, a copy of the financial statements and, if required, the balance sheet (including every document required by law to be attached thereto), which is duly audited and which is to be laid before the Company in General Meeting accompanied by a copy of the Auditor’s report thereon, shall not less than 14 days before the date of the General Meeting be sent to every member of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of this Constitution; Provided always that:

Copies of financial statements
(a)

such documents may be sent less than 14 days before the date of the General Meeting as required under article 130 if all the persons entitled to receive notice of General Meetings of the Company so agree; and

(b)

this article 130 shall not require a copy of these documents to be sent to any person of whose address the Company is not aware or to more than one of any joint holders of a share in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise, but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITOR
131.

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Validity of acts of Auditor
132.

Subject to the provisions of the Act, an Auditor or his agent authorised by him in writing for the purpose shall be entitled to attend any General Meeting and to receive all notices of, and other communications relating to, any General Meeting which any member is entitled to receive, and to be heard at any General Meeting which he attends on any part of the business of the meeting which concerns the Auditor in his capacity as Auditor.

Auditor entitled to attend General Meetings
NOTICES
133.	(A)

Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

Service of notices
(B)

Without prejudice to the provisions of article 133(A), but subject otherwise to the Act and any regulations made thereunder relating to electronic communications, any notice or document (including, without limitation, any accounts, balance-sheet, financial statements or report) which is required or permitted to be given, sent or served under the Act or under this Constitution by the Company, or by the Directors, to a member may be given, sent or served using electronic communications:

Electronic communications
(a) to the current address of that person; or
(b) by making it available on a website prescribed by the Company from time to time, in accordance with the provisions of this Constitution, the Act and/or any other applicable regulations or procedures.
(C)

For the purposes of article 133(B) above, a member shall be deemed to have agreed to receive such notice or document by way of such electronic communications and shall not have a right to elect to receive a physical copy of such notice or document.

Implied consent
(D)

Notwithstanding article 133(C) above, the Directors may, at their discretion, at any time by notice in writing give a member an opportunity to elect within a specified period of time whether to receive such notice or document by way of electronic communications or as a physical copy, and a member shall be deemed to have consented to receive such notice or document by way of electronic communications if he was given such an opportunity and he failed to make an election within the specified time, and he shall not in such an event have a right to receive a physical copy of such notice or document.

Deemed consent

(E)	Where a notice or document is given, sent or served by electronic communications:		When notice given by electronic communications deemed served
(a)

to the current address of a person pursuant to article 133(B)(a),it shall be deemed to have been duly given, sent or served at the time of transmission of the electronic communication by the email server or facility operated by the Company or its service provider to the current address of such person (notwithstanding any delayed receipt, non-delivery or “returned mail” reply message or any other error message indicating that the electronic communication was delayed or not successfully sent), unless otherwise provided under the Act and/or any other applicable regulations or procedures; and

(b)

by making it available on a website pursuant to article 133(B)(b),it shall be deemed to have been duly given, sent or served on the date on which the notice or document is first made available on the website, unless otherwise provided under the Act and/or any other applicable regulations or procedures.

(F)

Where a notice or document is given, sent or served to a member by making it available on a website pursuant to article 133(B)(b), the Company shall give separate notice to the member of the publication of the notice or document on that website and the manner in which the notice or document may be accessed by any one or more of the following means:

Notice to be given of service on website
	(a)	by sending such separate notice to the member personally or through the post pursuant to article 133(A);
	(b)	by sending such separate notice to the member using electronic communications to his current address pursuant to article 133(B)(a); and/or
	(c)	by way of advertisement in the daily press (to the extent permitted under Statutes or by the relevant Stock Exchange).
(G)

Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.

Signature on notice
(H)

When a given number of days’ notice or notice extending over any other period is required to be given the day of service shall not, unless it is otherwise provided or required by this Constitution or by the Act, be counted in such number of days or period.

Day of service not counted
(I)	The provisions in this article 133 shall apply mutatis mutandis to notices of meetings of Directors or any committee of Directors.		Notice of meetings of Directors or any committee of Directors

134.

Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members in respect of the share shall be sufficient notice to all the joint holders in their capacity as such.

Service of notices in respect of joint holders
135.

A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company an address for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of this Constitution shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members as sole or first-named joint holder.

Service of notices after death, bankruptcy, etc.
136.	(A)	Notice of every General Meeting shall be given in the manner hereinbefore authorised to:		Persons entitled to receive notices of General Meeting
		(a)	every member;
		(b)	every person entitled to a share in consequence of the death or bankruptcy or otherwise of a member who but for the same would be entitled to receive notice of the meeting; and
		(c)	the Auditor.
	(B)	No other person shall be entitled to receive notices of General Meetings.
WINDING UP
137.	The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.			Power to present winding up petition
138.

If the Company is wound up (whether the liquidation is voluntary, under supervision, or by the court) the liquidator may, with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company, whether the assets consist of property of the same kind or not, and may for that purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other securities in respect of which there is a liability.

Distribution of assets in specie

139.

In the event of a winding up of the Company every member of the Company who is not for the time being in Singapore shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some householder in Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertisement in any leading daily newspaper in the English language in circulation in Singapore or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register of Members, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Member outside Singapore
INDEMNITY
140.

Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no Director, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, default, breach of duty or breach of trust.

Indemnity
SECRECY
141.

No member shall be entitled to require discovery of or any information respecting any detail of the Company’s trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the members of the Company to communicate to the public save as may be authorised by law.

Secrecy
PERSONAL DATA
142.	(A)

A member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:

Personal data of members
(a) implementation and administration of any corporate action by the Company (or its agents or service providers);
(b) internal analysis and/or market research by the Company (or its agents or service providers);

	(c)	investor relations communications by the Company (or its agents or service providers);
	(d)	administration by the Company (or its agents or service providers) of that member’s holding of shares in the Company;
(e)

implementation and administration of any service provided by the Company (or its agents or service providers) to its members to receive notices of meetings, financial statements and other shareholder communications and/or for proxy appointment, whether by electronic means or otherwise;

(f)

processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any General Meeting (including any adjournment thereof);

	(g)	implementation and administration of, and compliance with, any provision of this Constitution;
	(h)	compliance with any applicable laws, listing rules, take-over rules, regulations and/or guidelines; and
	(i)	purposes which are reasonably related to any of the above purpose;
(B)

Any member who appoints a proxy and/or representative for any General Meeting and/or any adjournment thereof is deemed to have warranted that where such member discloses the personal data of such proxy and/or representative to the Company (or its agents or service providers), that member has obtained the prior consent of such proxy and/or representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in article 142(A)(f) and 142(A)(h), and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of such member’s breach of warranty.

Personal data of proxies and/or representatives